Exhibit 99.14
A limited company incorporated in Gabon with a Board of Directors and a capital of
76,500,000 US dollars
Headquarters: Boulevard Hourcq, Port-Gentil BP 525 (The Republic of Gabon)
RCCM Port-Gentil: 2000 B 00011
PRESS RELEASE
Total Gabon: Financial Results for First-Half 2007
Port-Gentil – August 31, 2007 – Net income in the first half of 2007 was down 2.8% to $184.1 million compared to first half of 2006, whereas the average selling price of Gabonese crude oil decreased by 3.5%.
Sales
The selling price of the crude oil (Mandji and Rabi Light) marketed by Total Gabon averaged $58.53 per barrel in the first half of 2007, compared to $60.68 in the prior-year period, while sales contracted 1.4% to $705.9 million. Higher crude oil transportation revenues mostly offset the 4.8% decline in the volumes sold and the slight decrease in selling prices.
Production
Total Gabon’s net share of the operated and non-operated oil produced (including the tax oil reverting to the Republic as per the profit sharing contracts) amounted to 64,300 barrels per day in the period, compared to 68,100 barrels per day in first-half 2006. The 5.6% decrease in production can be attributed primarily to the natural decline of fields, which was not offset by new production or well workovers. The availability of facilities was similar to that in first-half 2006.
Capital Expenditure
The capital expenditure related to oil operations in first-half 2007 was $122.2 million, up from $48.2 million in the same period in 2006. Full-year expenditure is expected to be more than double the figure for 2006.
First-half 2007 capital expenditure originated mainly from:
¤ In operated activities: a major drilling program that included the bringing on stream of the AGM 53 well on Anguille, the HYM 09 well on Hylia and the ATO 9 well on Atora, drilling of the PO 14 well on Port-Gentil Océan and the successful workover on two wells (AGM 48 on

Anguille and TRM 23 on Torpille), beginning of the first phase of Anguille field redevelopment with the drilling of AGM 54 well. Capital expenditure includes also exploration and development studies and spending to maintain production facility integrity and reinforce Health Safety Environment (HSE) initiatives.
¤ In non-operated activities: continued geosciences studies to prepare for further development of the Rabi Kounga field, as well as completion of the 2006 drilling program with the drilling of a new well and the commencement of additional development wells (one new well and three well workovers).
Main Financial Indicators for First-Half 2007

	1st half	1st half	Full-year
(in US $ million)	2007	2006 (1)	2006
Sales	705.9	715.8	1,279.3
Funds generated from operations	256.1	249.9	463.4
Capital expenditure	122.2	48.2	130.0

Net income	184.1	189.4	326.4

(1)	All figures have been adjusted to OHADA (Organization for the Harmonization of Business Law in Africa) standards.

www.total-gabon.com

Press Contact:	Patricia Marie	+ 33 (0)1 47 44 45 90

	Lisa Wyler	+ 33 (0)1 47 44 38 16